April 4, 2007

Mail Stop 3561

Mr. Scott R. Oglum
Chairman and Chief Executive Officer
Theater Xtreme Entertainment Group, Inc.
250 Corporate Blvd., Suite E
Newark, Delaware 19702

> **Re: Theater Xtreme Entertainment Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed October 13, 2006**
> **File No. 0-26845**

Dear Mr. Oglum:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief